PETROSONIC ENERGY, INC.

December 20, 2013

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Petrosonic Energy, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed November 26, 2013
File No. File No. 333-186580
Amendment No. 4 to Form 10-K for the Fiscal Year Ended
December 31, 2012
Filed November 26, 2013
File No. 000-53881

Dear Mr. Reynolds:

This letter is in response to your letter dated December 11, 2013 to Petrosonic Energy, Inc. (the “Company”) regarding Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). For your ease of reference, we have repeated the comments included in your letter immediately above each response.

General

1. We note your response to comment 2 in our letter dated November 5, 2013 and we partially reissue the comment. Please revise to address the material advertising and promotion expenses during the period ended June 30, 2013 in the Investor Relations, Advertising and Promotions section on page 18.

We believe there is a misunderstanding relating to the Company’s advertising and promotion expenses. The Company specifically designated a category of expenses called “advertising and promotion” that referred to expenses incurred by the Company during the year ended December 31, 2012. The Company incurred a significant amount of advertising and promotion expenses during the third and fourth quarters of 2012 due to its transition from a shell company to an operating company. As a result of this transition, the Company incurred expenses for the design and build-out its website, the production of a video for its website, for press releases, for investment banking services and for a conference fee. (Please see the response to your comment number 6 in our letter to you dated October 21, 2013.) The Company had no material advertising and promotion expenses during the quarter or the six month period ended June 30, 2013. During 2012, the Company terminated the services of the investment banker (which represented the bulk of the advertising and promotion expenses). Subsequent to December 31, 2012, the Company incurred immaterial costs related to its website for routine maintenance and to delete certain information from the website in response to comment number 2 of your letter dated March 9, 2013. During the six month period ended June 30, 2013, the Company spent $1,360 on press releases and website maintenance. During the same period, the Company paid $23,775 to Loma Management Partners Inc. for investor relations services. This amount increased to $24,775 during the nine month period ended September 30, 2013 and was reported in the discussion of operating expenses on page 22 of Amendment No. 5 to the Registration Statement. Respectfully, because the advertising and promotion expenses incurred during the six month period ended June 30, 2013 are not material, we ask that we not be required to amend the Registration Statement to include them.

Part II

Information Not Required in the Prospectus

Recent Sales of Unregistered Securities, page 58

2. We note your revised disclosure in response to comment 4 of our letter dated November 5, 2013 and we reissue the comment. In this regard, we are unable to locate disclosure related to the company’s March 1, 2013 and March 25, 2013 issuance of 707,405 shares to holder of convertible debentures. Please revise to provide Regulation S-K Item 701 disclosure as applicable or advise why disclosure is not required.

Please note that the information you requested is included at the fifth paragraph on page 59 of the registration statement which says:

Between March 23, 2012 and June 21, 2012, we issued several Convertible Debentures to raise $163,775 (CAD $165,000 face value) for general working capital. Debentures for $50,000, $25,000, $48,775 (CAD $50,000 face value) and $40,000 were issued to three non-related parties. The debentures bear interest at 10% per annum and mature one year from the issuance date. Until the due date, the holder(s) may elect to convert the debenture in whole or in part into common shares of the Company at a conversion rate equal to the price of any aggregate financing exceeding five hundred thousand ($500,000) dollars less a discount of 25% per share. The convertible notes were offered pursuant to the exemption from registration contained in Regulation S of the Securities Act of 1933, as amended, in that the transactions took place outside the United States of America with non-U.S. persons. The notes were converted into 707,405 shares of our common stock in March 2013. We relied on Section 3(a)(9) of the Securities Act to issue the shares of common stock.

In responding to your comments, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has adequately addressed your comments. If you have additional comments or questions, please contact Mary Ann Sapone, Esq. via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059.

Very truly yours,

PETROSONIC ENERGY, INC.

By:	/s/ Art Agolli
Art Agolli
Chief Executive Officer